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November 1, 2006
VIA FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Attn:	Karen J. Garnett, Esq. Owen Pinkerton, Esq.

Re:	iPayment, Inc. Registration Statement on Form S-4, filed July 21, 2006 Registration No. 333-135959
Dear Ms. Garnett and Mr. Pinkerton:
      On behalf of our client, iPayment, Inc., a Delaware company (the “Company”), please find attached hereto for review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) revised pages to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). The enclosed pages have been revised to respond to the comments of the Staff that were contained in your supplemental letter dated November 1, 2006 (the “Comment Letter”).
      Set forth below are the Company’s responses to the comments contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold text and is followed by the Company’s response. The information included herein has been provided to us by management of the Company.
Selected Consolidated Historical Financial Data, page 47
1.	We have read the revisions provided in response to prior comment 33 and note that the 2002 ratio of earnings to fixed charges appears to indicate less than one-to-one coverage. Please revise to disclose the dollar amount of the 2002 deficiency. Please make similar revisions to the prospectus summary. Refer to Item 503(d) of Regulation S-K.

Securities and Exchange Commission November, 1 2006
      Response:
      The Company has amended the disclosure on pages 14 and 49 in order to include the information required by Item 503(d) of Regulation S-K.
Audited Financial Statements
Note 2 — Summary of Significant Accounting Policies, page F-8
Impairment of Long-Lived Assets, page F-11
2.	Related to prior comment 61, please tell us how you determined that a portfolio of merchant contracts represents the appropriate level for grouping under paragraph 10 of SFAS 144. In your response, please clearly explain and quantify what interdependencies exist among merchants in an acquired portfolio.
Response:
      The Company periodically evaluates the carrying value of its portfolio of merchant contracts in relation to their respective projected future undiscounted cash flows in order to assess the recoverability of such investments. In this regard, there are four possible levels of reporting (from highest to lowest): (1) segment level, (2) reporting unit level, (3) component of a reporting unit (in the Company’s case, the portfolio level), and (4) merchant level. Unlike SFAS 142, “Accounting for Goodwill”, where goodwill is tested for impairment at a reporting unit level, the Company’s impairment analysis of its portfolio of merchant contracts is periodically performed one level below the reporting unit, since management, based on its experience in managing such merchant portfolios, believes that assessing possible impairment at this level provides the best measure of any such impairment.
      The Company has applied the aggregation criteria under SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”, to evaluate the impairment of its portfolio of merchant contracts. The criteria under SFAS 131 allow for two or more operating segments to be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of Statement 131. The basic principle of Statement 131 addresses operating segments having similar characteristics. Since the Company’s merchants and merchant portfolios have similar economic characteristics (i.e. they are small merchants accepting credit cards as a form of payment), under the guidance of SFAS 131, the Company believes that it is appropriate to aggregate its merchants and merchant portfolios.
      From a business and a cost matching standpoint, the Company’s reporting on a portfolio level matches the costs/expenses associated with each individual portfolio. Unlike certain of the Company’s peer companies, the Company does not capitalize customer acquisition costs such as up-front signing bonus payments made to sales people for the establishment of new merchant relationships. The Company’s capitalized costs generally arise from the purchase of portfolios of merchant contracts as opposed to individual merchant contracts. In addition, the

Securities and Exchange Commission November, 1 2006
Company believes, based on its experience, that it would be impractical to assign a value to individual merchants in an acquired portfolio. This would require extensive tracking of individual merchants since there were over 140,000 such merchants at September 30, 2006.
      The interdependencies that exist among merchants in an acquired portfolio are primarily staffing needs, as well as portfolio maintenance. With respect to staffing needs, each portfolio has a separate staff of individuals that monitor the day-to-day requirements of the merchants. With respect to portfolio maintenance, any changes or modifications applicable to the merchants (for example, interchange price increases) are performed at the portfolio level and not the merchant level. In addition, the daily and monthly settlement reporting by the merchants is presented to the Company from its third party processor (First Data) on an aggregate basis under separate codes at the portfolio level.
Note 15 — Guarantor Financial Information, page F-28
3.	We have read the disclosure provided in response to prior comment 59. If true, please revise to state that any subsidiaries of the parent company other than the subsidiary guarantors are minor. Alternatively, revise to provide condensed consolidated financial information required by paragraph f(4) to Rule 3-10 of Regulation S-X.
Response:
      The Company has expanded the disclosure on page F-28 to state that any subsidiaries of the Company other than the subsidiary guarantors are minor.
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      Please do not hesitate to contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely, White & Case LLP

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